SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page
Signature Page	3
Announcement on Expected Profit for the Interim Results of 2009	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: June 11, 2009	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Price-sensitive Information

Announcement on Expected Profit for the Interim Results of 2009

Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all members of the board of directors warrant that the information contained in this announcement is true, accurate and complete, and that there are no false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the relevant regulations issued by the Shanghai Stock Exchange.

1.	Estimates on the results of the period

(1)	Period of estimates on the results: 1 January 2009 to 30 June 2009

(2)	Estimates on the results: According to the estimates of the accounting department of the Company, it is expected that the Company and its subsidiaries (the “Group”) will record a profit in terms of its net profit attributable to equity shareholders of the Company for the first half-year ending 30 June 2009, with the level of profit of the second quarter better than that of the first quarter. Detailed figures will be disclosed in the 2009 Interim Report of the Company.

(3)	The estimated results are not reviewed or audited by any certified accountants.

2.	Results for the corresponding period of the previous year

Under the China Accounting Standards for Business Enterprises
Net profit attributable to equity shareholders of the Company (RMB’000)	-372,772
Earnings per share (RMB per share)	-0.052

3.	Reasons

Following the year-on-year decrease in crude oil prices in the international market, the costs of the Group’s raw materials which are primarily crude oil-related dropped significantly. Meanwhile, the State carried out a fuel tax reform, implemented an improved pricing mechanism for refined oil products and promulgated the “Administrative Measures for Crude Oil Prices (Trial)”( ). In relation to the market price range of crude oil during January to May, the new measures basically brought the inverted prices of refined oil products with those of crude oil to an end, thereby improved the profitability of the oil refining operation. In relation to the petrochemical operation, after the panic sell-off and sharp decrease in prices of products triggered by the financial crisis, it has bottomed out and re-stabilized, with prices of a majority of products having risen to a certain extent as demands in the downstream industry have gradually stabilized. Also, the load of the relevant plants of the Company has increased and the profitability has therefore been enhanced.

4.	Explanation on other situations

The impact of the financial crisis continues to persist and spread and there has been no marked sign of a revival of the global economy yet. Industry competition has further intensified and there is an upward trend of crude oil prices.

Investors are advised to pay attention to the risks involved in the investment in the Company’s securities.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 10 June 2009

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Li Honggen, Shi Wei and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

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